Exhibit 99.16

PRESS RELEASE

The Board of Directors of TotalEnergies reaffirms the relevance of unified governance in order to pursue the transition strategy of the Company.

Paris, 26 April, 2024 – At its meeting of April 25, 2024, the Board of Directors examined the draft resolution submitted by a group of shareholders representing less than 0.9% of the share capital and aiming to submit to the Annual General Meeting an advisory vote asking the Board of Directors to adopt a separation of the Chairmanship of the Board of Directors and the General Management of the Corporation.

TotalEnergies Board of Directors reaffirms its strong commitment to shareholder dialogue and recalls that in 2023 it had invited shareholders who wish to open a debate with the Board of Directors to submit an item on the agenda of the Annual General Meeting of Shareholders, as provided for in the French Commercial Code: " The provisions of the French commercial code relating to the filing of a resolution by shareholders do not expressly provide for the possibility of filing an advisory resolution. On the other hand, the law expressly provides for them the possibility of submitting items (without voting) to provoke a debate in the general meeting. This would be a better way to engage in dialogue with shareholders in the future"1. The Board of Directors therefore invites shareholders to consider this route for future Annual General Meetings, as it will not support the advisory resolutions route in any matter.

TotalEnergies’ Board of Directors recalls that with a view to renewing the mandate of director of the Chairman and Chief Executive Officer, it carried out a review of the choice of the most suitable mode of governance for the Company and reported to its shareholders in a very detailed manner2. The Governance and Ethics Committee's reflections on the best interest of the Company - and after individual consultation of each Director by the Lead Independent Director – have led the Board of Directors to decide unanimously and with conviction at its meeting on September 21, 2023, to continue to combine positions of Chairman and Chief Executive Officer.

The unity of the Company's management and representation power is part of its particularly well-balanced corporate governance framework, with a Lead Independent Director who is a preferred contact for shareholders and who has extensive powers, whom the Board of Directors has found to be fully fulfilling his role.

TotalEnergies’ Board of Directors has thus fully executed the mission for which the French law attributes to it the responsibility: the French Commercial Code provides that it is the responsibility of the Board of Directors to choose between the unified or separate mode of the functions of Chairman and Chief Executive Officer and that the shareholders are informed of this choice. Shareholders’ right to information is supplemented by a requirement provided for by the Afep-Medef Code of motivation for the Board’s decision.

1                              Board of Directors’ report to the 2023 shareholders meeting on resolution A

https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2023-05/AG_2023_Brochure_avis_convocation_gb.pdf p.30

2  https://totalenergies.com/system/files/documents/2024-03/totalenergies_document-enregistrement-universel-2023_2023_fr_pdf.pdf pages 191 and 192

The Board of Directors, chaired by the Lead Independent Director and on the proposal of the Governance and Ethics Committee, has therefore unanimously decided not to include the aforementioned draft resolution on the agenda of the forthcoming Annual General Meeting.

With regard to the debate on corporate governance initiated by the above-mentioned group of shareholders, the Lead Independent Director will, at the request of the Board of Directors, report on the performance of his mission, in particular on the Board’s motivation in respect of the governance structure of the Company, during the Annual General Meeting of May 24, 2024.

The full position of the Board of Directors is available on the Corporation website.

Furthermore, the Board of Directors examined the proposed resolution aiming to reduce the authorization requested by the Board of Directors at the Shareholders’ Meeting for the purpose of carrying out share buybacks in the Corporation and noted that it was carried by certain shareholders representing only 0.11 % of the share capital. The Board of Directors noted that this proposed resolution is not admissible as it fails to meet the minimum holding threshold required by the French Commercial Code.

Documents prepared by the Corporation in view of this Shareholders’ Meeting can be consulted on the Corporation’s website. The convening to the Combined Shareholders’ Meeting which will be held on Friday 24 May 2024, at 2:00 p.m., at Tour Coupole, 2 place Jean Millier, La Défense 6, 92 400 Courbevoie will be published in the “Bulletin des Annonces Légales Obligatoires” (BALO) on 3 May 2024.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l@TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).